3/20


SEC MAIL
PROCESSING
RECEIVED
MAR - 1 2007
WASH, D.C.
213
SECTION

SECUR... ...SSION
07004833

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31049

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HOME FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

507 S. MARKET STREET
(No. and Street)

KNOXVILLE	TENNESSEE	37902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PENNYE WILKERSON (865)541-6862
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PUGH & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

P.O. BOX 31409	KNOXVILLE	TENNESSEE	37930
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 4 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

HOME FINANCIAL SERVICES, INC.

Knoxville, Tennessee

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2006

HOME FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2006

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, PENNYE WILKERSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HOME FINANCIAL SERVICES, INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Pennye Wilkerson
Signature

Secretary
Title

Kimberly D. Shelton
Notary Public


KIMBERLY D. SHELTON
NOTARY
PUBLIC
AT
LARGE
KNOX CO., TENN.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUGH & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

WILL J. PUGH, CPA
RONNIE G. CATE, CPA
C. LARRY ELMORE, CPA
W. JAMES PUGH, JR., CPA
DANIEL C. FRANKLIN, CPA
JAMES H. JONES, CPA
LISA W. HILL, CPA
SUSAN R. FOARD, CPA
ANDREW R. HARPER, CPA
R.E. FOUST, CPA
A. TED HOTZ, CPA

HOME FEDERAL PLAZA - SUITE 200
315 NORTH CEDAR BLUFF ROAD
KNOXVILLE, TENNESSEE 37923

P.O. BOX 31409
KNOXVILLE, TENNESSEE 37930-1409

865-769-0660 800-332-7021
TELECOPIER 865-769-1660

MEMBERS

AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

TENNESSEE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Home Financial Services, Inc.
Knoxville, Tennessee

We have audited the accompanying statement of financial condition of Home Financial Services, Inc. as of December 31, 2006, and the related statements of income, comprehensive income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Home Financial Services, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pugh & Company, P.C.
Certified Public Accountants
February 26, 2007

HOME FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2006

ASSETS		
Cash	$	48,294
Cash Segregated Under Federal and Other Regulations		269,187
Securities Owned:		
Marketable, at Market Value		4,625,064
Accrued Interest Receivable		19,124
TOTAL ASSETS	$	4,961,669
LIABILITIES AND EQUITY		
LIABILITIES		
Accrued Income Taxes	$	331,674
Accrued Expenses and Other		11,546
Payable to Customers		0
Total Liabilities		343,220
SHAREHOLDER'S EQUITY		
Common Stock - No Par Value, Authorized, Issued and Outstanding 2,000 Shares		200,000
Additional Paid-in Capital		800,000
Retained Earnings		3,618,449
Total Shareholder's Equity		4,618,449
TOTAL LIABILITIES AND EQUITY	$	4,961,669

The accompanying notes are an integral part of these financial statements.

HOME FINANCIAL SERVICES, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2006

REVENUE		
Commissions and Investment Gains and Losses	$	703,078
Interest		178,063
Gain on Sale of Not Readily Marketable Security		391,397
Total Revenue		1,272,538
EXPENSES		
Employee Compensation and Benefits		227,357
Occupancy and Equipment Rental		38,556
Other Operating Costs		98,817
Total Expenses		364,730
INCOME BEFORE INCOME TAXES		907,808
INCOME TAXES		331,674
NET INCOME	$	576,134

The accompanying notes are an integral part of these financial statements.

HOME FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

For the Year Ended December 31, 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
BALANCES, JANUARY 1, 2006	$ 200,000	$ 800,000	$ 3,262,285	$ 4,262,285
Net Income	0	0	576,134	576,134
Reclassification Adjustment for Gain on Sale of Not Readily Marketable Security, Net of Tax	0	0	(219,970)	(219,970)
BALANCES, DECEMBER 31, 2006	$ 200,000	$ 800,000	$ 3,618,449	$ 4,618,449

The accompanying notes are an integral part of these financial statements.

HOME FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the Year Ended December 31, 2006

BALANCE AT BEGINNING OF YEAR	$	0
INCREASE (DECREASE) IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		0
BALANCE AT END OF YEAR	$	0

The accompanying notes are an integral part of these financial statements.

HOME FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	576,134
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Deferred Income Taxes		142,001
Increase in Cash Segregated Under Federal and Other Regulations		(6,023)
Increase in Securities Owned		(428,537)
Decrease in Accrued Interest Receivable		9,359
Increase in Accrued Income Taxes		61,959
Increase in Accrued Expenses and Other		1,440
Total Adjustments		(219,801)
Net Cash Provided by Operating Activities		356,333
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Short-Term Bank Loans		1,207,000
Principal Payments on Short-Term Bank Loans		(1,527,000)
Net Cash Used in Financing Activities		(320,000)
NET INCREASE IN CASH		36,333
CASH, AT BEGINNING OF YEAR		11,961
CASH, AT END OF YEAR	$	48,294
Supplemental Disclosures of Cash Flow Information:		
Cash Paid During the Year for:		
Interest	$	3,839
Income Taxes	$	343,220

The accompanying notes are an integral part of these financial statements.

HOME FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business - The Company, a wholly owned subsidiary of Home Federal Bank of Tennessee (Home Federal), is a general investor and broker primarily for Home Federal and its customers. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company's primary investment products are U.S. Government and Federal Agency Securities, Obligations of States and Political Subdivisions, and Commercial Paper. The investment products of the Company are not insured by the FDIC and are not guaranteed by Home Federal. Significant accounting policies are:

Estimates - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Those estimates and assumptions affect certain reported amounts and disclosures. Accordingly, actual results could vary from those estimates. The primary items subject to management estimation are the estimated market values and fair values of securities owned.

Recording of Security Transactions - Customers' security transactions and resulting commissions are recorded on a trade date basis.

Securities Owned - Marketable securities owned are stated at estimated market value with the resulting adjustment charged to earnings.

Resell and Repurchase Agreements - Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resell agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Payable to Customers - Amounts payable to customers include amounts due for the purchase of securities for which settlement has not occurred.

Income Taxes - Federal income tax has been provided for at the maximum statutory rate since the Company files a consolidated tax return with Home Federal.

NOTE 2 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $269,187 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC.

NOTE 3 - CONCENTRATION OF CREDIT RISK

As of December 31, 2006, the Company had cash on deposit with Home Federal and one other financial institution as follows:

FDIC Insured	$	104,791
Uninsured		239,866
	$	344,657

NOTE 4 - SECURITIES OWNED

Marketable securities owned consist of the following:

U.S. Government and Federal Agency Securities	$	659,226
Obligations of States and Political Subdivisions		3,860,652
Commercial Paper		105,186
	$	4,625,064

NOTE 5 - RELATED PARTY TRANSACTIONS AND LEASE COMMITMENTS

The Company leases its operating facilities on a month-to-month basis from Home Federal. Rental expense under this operating lease was $10,704 for the year ended December 31, 2006. The Company also leases certain equipment from unrelated parties on a month-to-month basis. Rental expense under these operating leases was $27,852 for the year ended December 31, 2006.

The Company has a $5,000,000 line of credit with Home Federal which is payable on demand with interest at the prime rate. As of December 31, 2006, the Company had an outstanding balance on the line of credit of $0 .

NOTE 6 - NET CAPITAL REQUIREMENT

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. The Rule requires the maintenance of minimum net capital and prohibits a broker-dealer from engaging in securities transactions when its "aggregate indebtedness" exceeds fifteen times its "net capital" as those terms are defined in the Rule. The Company's net capital computed in accordance with this Rule was $4,231,099 as of December 31, 2006, which was $3,981,099 in excess of its required net capital of $250,000. Its ratio of indebtedness to such capital was .081 to 1 as of December 31, 2006.

NOTE 7 - PRINCIPAL TRANSACTIONS

The Company's principal transaction revenues by reporting categories for the year ended December 31, 2006 are as follows:

U.S. Government and Federal Agency Securities	$	356,479
Obligations of States and Political Subdivisions		313,817
Commercial Paper		32,782
	$	703,078

NOTE 8 - INCOME TAXES

Income taxes as shown on the statement of income varied from the statutory federal income tax rate for the following reasons:

		Amount	Percent of Pretax Income	
At "expected" tax rate	$	317,733	35.0	%
Nontaxable interest on municipal bonds		(21,663)	(2.4)	
State income tax and other, net		35,604	3.9	
	$	331,674	36.5	%

SUPPLEMENTARY INFORMATION

SCHEDULE I

HOME FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2006

TOTAL SHAREHOLDER'S EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$	4,618,449
DEDUCTION - NON ALLOWABLE ASSETS		(11,505)
DEDUCTION - EXCESS DEDUCTIBLE ON FIDELITY BOND		(120,000)
NET CAPITAL BEFORE HAIRCUTS		4,486,944
HAIRCUTS ON SECURITIES		(255,845)
NET CAPITAL		4,231,099
PART A: COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
MINIMUM NET CAPITAL REQUIRED		(250,000)
EXCESS NET CAPITAL	$	3,981,099
AGGREGATE INDEBTEDNESS LIABILITIES:		
Accrued Income Taxes	$	331,674
Short-Term Bank Loans		0
Accrued Expenses and Other		11,546
Required Reserve Deposit (See Schedule II)		0
Total Aggregate Indebtedness Liabilities	$	343,220
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO CAPITAL		8.11%

There is no difference in the above computation of net
capital and the Company's computation.

See Independent Auditor's Report.

SCHEDULE II

HOME FINANCIAL SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2006

CREDIT BALANCES		
Customers' Securities Failed to Receive	$	0
Customers' Deposits		0
DEBIT BALANCES		
Customers' Securities Failed to Deliver		0
RESERVE COMPUTATION		
Excess of Total Credits Over Total Debits	$	0
105% of Excess of Total Credits Over Total Debits	$	0
BALANCE IN SPECIAL RESERVE BANK ACCOUNT		269,187
REQUIRED DEPOSIT (SEE SCHEDULE I)	$	0

There is no difference in the above computation of reserve requirement and the Company's computation.

See Independent Auditor's Report.

SCHEDULE III

HOME FINANCIAL SERVICES, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2006

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$ 0
A.	Number of items	0
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ 0
A.	Number of items	0

SCHEDULE IV

HOME FINANCIAL SERVICES, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2006

	Unaudited	Audited	Increase (Decrease)
TOTAL OWNERSHIP EQUITY	$ 4,618,449	$ 4,618,449	$ 0
TOTAL OWNERSHIP EQUITY QUALIFYING FOR NET CAPITAL	$ 4,618,449	$ 4,618,449	$ 0
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS ALLOWABLE IN COMPUTATION OF NET CAPITAL	0	0	0
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES	4,618,449	4,618,449	0
DEDUCTIONS FROM NET CAPITAL:			
NON ALLOWABLE ASSETS	(11,505)	(11,505)	0
EXCESS DEDUCTIBLE ON FIDELITY BOND	(120,000)	(120,000)	0
NET CAPITAL BEFORE HAIRCUTS	4,486,944	4,486,944	0
HAIRCUTS ON SECURITIES	(255,845)	(255,845)	0
NET CAPITAL	$ 4,231,099	$ 4,231,099	$ 0

See Independent Auditor's Report.

PUGH & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

WILL J. PUGH, CPA
RONNIE G. CATE, CPA
C. LARRY ELMORE, CPA
W. JAMES PUGH, JR., CPA
DANIEL C. FRANKLIN, CPA
JAMES H. JONES, CPA
LISA W. HILL, CPA
SUSAN R. FOARD, CPA
ANDREW R. HARPER, CPA
R.E. FOUST, CPA
A. TED HOTZ, CPA

HOME FEDERAL PLAZA - SUITE 200
315 NORTH CEDAR BLUFF ROAD
KNOXVILLE, TENNESSEE 37923

P.O. BOX 31409
KNOXVILLE, TENNESSEE 37930-1409

865-769-0660 800-332-7021
TELECOPIER 865-769-1660

MEMBERS

AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

TENNESSEE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Home Financial Services, Inc.
Knoxville, Tennessee

In planning and performing our audit of the financial statements and supplemental schedules of Home Financial Services, Inc. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pugh & Company, P.C.

Certified Public Accountants
February 26, 2007

END